February 18, 2005

Ronald C. Blomkamp
Chairman, President and Chief Executive Officer
American Goldrush Corporation
1155 West Pender, Suite 708
Vancouver, British Columbia V6E 2P4

Re:  	American Goldrush Corporation
Amendment No. 1 to Form F-1 filed January 25, 2005
File No. 333-120722

Dear Mr. Blompkamp:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Trading Market
1. We note your response to our prior comment 7. Please disclose in the filing that you intend to apply initially to the OTCBB after you become a reporting company.

8. We may become a passive foreign investment company, or PFIC, which could result...
2. Your last sentence in this risk factor states investors "should consult" with their own tax advisor. Please revise this sentence with language suggesting or encouraging them to do so.

Regulation and Environmental Matters
3. We note your disclosure and that you are in compliance with all laws and will continue to comply with them. Please specifically describe which laws you are referring to in your filing.

Property Option Agreement for the Polischuk Property
4. You state that the option agreement was amended on November 29, 2004 and that you are now required to pay an additional C$20,000 more than the original agreement. Please tell us, on a supplemental basis, the reason for the additional amount.

Experts
5. Please state Morton & Company has opined on your common shares, instead of having "passed upon for us."

********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
Closing

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on the financial statements and related disclosure to John Weitzel at (202) 942 -1807, or Barry Stem (202) 942-1919. Direct any questions regarding engineering comments to Ken
Schuler at (202) 824-5527. Direct any other questions to Susan Min at (202) 942-1951, or in her absence to me at (202) 942-2990.

								Sincerely,



								Mary Cascio
								Special Counsel
								Office of International
									Corporate Finance



cc: via facsimile
David Lubin
David Lubin & Associates
(516) 569-5053 fax


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American Goldrush Corporation
February 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE